Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 20, 2013 (except for the Earnings (Loss) Per Share section of Note 2, the Equity Method Investments section of Note 5 and Schedule I, as to which the date is August 2, 2013, and except for the Stock Split section of Note 2 and Note 5 of Schedule I, as to which the date is October 11, 2013) in Amendment No. 6 to the Registration Statement (Form S-1 No. 333-190354) and related Prospectus of CommScope Holding Company, Inc. for the registration of up to 44,230,767 shares of its common stock.

/s/ Ernst & Young LLP

Charlotte, North Carolina

October 11, 2013